April 3, 2009

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attn.: Angela Crane, Accounting Branch Chief

RE:	LTX-Credence Corporation
Response to Comment Letter dated February 23, 2009
Form 10-K for the Year Ended July 31, 2008
Form 10-Q for the Period Ended October 31, 2008

Ladies and Gentlemen:

As Principal Financial Officer for LTX-Credence Corporation (the “Company” or “LTXC”), I submit by this letter the supplemental information the Staff (the “Staff”) of the Securities and Exchange Commission has requested. We received the Staff’s comments regarding the Company’s Form 10-K for the year ended July 31, 2008 and Form 10-Q for the period ended October 31, 2008, by letter dated February 23, 2009 from Angela Crane, Accounting Branch Chief (the “Comment Letter”). The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized in the Comment Letter. We believe that our responses will satisfy the Staff that there are no material disclosure issues in our prior filings. Accordingly, it is our intent at the conclusion of these communications to incorporate any agreed to modifications into our future filings on Form 10-Q or Form 10-K for the year ending July 31, 2009 and all applicable reports thereafter.

Form 10-K for the fiscal year ended July 31, 2008

Financial Statements, page 35

Note 2. Summary of Significant Accounting Policies, page 39

1.	We note that certain of your sales to customers include payment terms tied to customer acceptance. We also note that when the portion of the payment is 20% or less, the revenue is only deferred on the percentage of the holdback, but when the portion is greater than 20%, the full value of the equipment is deferred until payment is received or written evidence of acceptance is delivered. Please address the following:

•	Describe to us any undelivered performance obligations associated with the “holdback”. Explain why some contracts have holdback of less than 20% and others have holdbacks of greater than 20%.

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April 3, 2009

•	Explain your client acceptance process and the documents that record the acceptance by the customer. Explain when these are obtained and how they impact your revenue recognition.

•	Tell us whether the customer has the right to terminate the contract or to demand a refund if the customer-specified conditions are not met.

•	Refer to the guidance in SAB Topic 13.A.3b to support you accounting.

Response: Although the Company’s revenue recognition policy disclosure continues to describe our accounting for the 20% holdback tied to customer-specified acceptance provisions, the Company advises the Staff that such holdbacks are no longer significant to our business (approximately 5% of total product revenue in fiscal years 2007 and 2008) due to: (i) our ongoing efforts focused on clearly defining vendor-specified acceptance provisions in our customers’ purchase agreements, thereby reducing contracts with customer specified acceptance provisions, and (ii) transition of our product offerings from legacy products to the “X-Series” technology. The “X-Series” testers are significantly less complex than our legacy testers and, as a result, have reduced the length and complexity of the installation process, thus reducing the number of contractual arrangements with acceptance and/or installation criteria tied to holdbacks. There has been wide-spread market acceptance for our X-Series testers since they were first introduced to the market in 2003, reliably demonstrating, based on historical experience, that our testers operate in accordance with our standard specifications, The installation time associated with a tester has evolved from a two-day cycle to a couple of hours (in some cases, certain customers can install the tester without the Company’s assistance, due to its simplified implementation process). Accordingly, we have determined that installation is inconsequential and perfunctory.

Notwithstanding the above, the Company’s responses to the Staff’s specific questions regarding the holdbacks are as follows:

•	Describe to us any undelivered performance obligations associated with the “holdback”. Explain why some contracts have holdback of less than 20% and others have holdbacks of greater than 20%.

Until 2003, when the Company’s testers were more complex, the holdback percentage varied among purchase agreements, ranging from 10% to 20% and, occasionally, greater than 20%, relating mainly to installation or meeting customer specifications. Typically, there were no other undelivered obligations associated with payment holdbacks. The range in the holdback percentages generally reflected customary payment terms in the industry as of that period of time. As indicated above, installation has been determined by us to be inconsequential and perfunctory. When installation was the only

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undelivered performance obligation related to the holdback, prior to the adoption of SAB Topic 13.A.3b all of the revenue but the holdback was recognized upon shipment, provided all other revenue recognition criteria were met, whereas, after the adoption of SAB Topic 13.A.3b, we recognize all of the revenue and do not defer the holdback. When the undelivered performance obligation related to the holdback relates to meeting customer specifications, the Company defers all of the revenue until customer acceptance is obtained.

•	Explain your client acceptance process and the documents that record the acceptance by the customer. Explain when these are obtained and how they impact your revenue recognition.

We conduct a series of quality control tests in a 48 hour loop before ultimate shipment of a tester to a customer to ensure that the Company’s own standard product specifications have been met. In the infrequent cases where the purchase agreement includes customer specifications, these pre-shipment factory tests will also include running any customer specific test applications in order to insure repeat performance at the customer’s site. Customer specifications can vary based on the complexity of the device that the customer is testing on the tester purchased from the Company or the customer’s internal approval processes. The customer’s purchase agreement typically defines the requirements that the Company has to meet to achieve customer-specified acceptance. As part of the customer acceptance process, customer specifications are then tested at the customer’s site, post shipment. The type of document we receive to evidence acceptance by the customer may vary but, nonetheless, it will include written acknowledgement by the customer that their specifications per the purchase agreement were met. Revenue is deferred until the Company obtains such written evidence of customer acceptance.

If customer acceptance is required by the terms of the purchase agreement but is not clearly defined therein, the Company recognizes revenue upon shipment, provided all other revenue recognition criteria are met, if for that specific customer, it is able to reliably demonstrate that customer acceptance in the past has been routine with that particular customer and that particular tester. This conclusion is consistent with the provisions of SAB Topic 13.A.3b Question 1(d).

•	Tell us whether the customer has the right to terminate the contract or to demand a refund if the customer-specified conditions are not met.

As it relates to whether a customer has the right to terminate the contract or to demand a refund if the customer-specified conditions are not met, the Company considered the provisions of SAB Topic 13.A.3b Question 1(b) and (c). The Company infrequently encounters purchase agreements that contain unique customer-specified acceptance criteria, the right to terminate the contract or to demand a refund if the Company does not meet such acceptance criteria, including a right of return. In those instances, the Company defers all of the revenue associated with such purchase agreement until

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April 3, 2009

evidence of acceptance has been obtained from the customer and any right of return has lapsed. The Company has no product return history as a result of testers not performing to the customer’s specifications. This is a direct result of our customer acceptance process, as detailed above.

Form 10-Q for the Period Ended October 31, 2008

Note 2. Summary of Significant Accounting Policies, page 6

Goodwill and Other Intangibles, page 12

2.	We note your disclosure that in connection with your goodwill impairment review you determined that your market capitalization was lower than both your stockholders’ equity and your estimate of your enterprise value based on your discounted cash flow analysis as of October 31, 2008. We also note your disclosure with regards to that discounted cash flow analysis, that the underlying assumptions contemplate revenue levels and cost structures consistent with merger integration plans substantially above current levels. Please provide us with a summary of your analysis and your results of your step 1 and step 2 goodwill impairment tests if applicable. Also further support how you were able to conclude that there was no impairment of goodwill at October 31, 2008. Refer to the guidance in SFAS 142 as necessary to support your conclusion.

Response:

The merger of Credence Systems Corporation (“Credence”) and LTX Corporation (“LTX”) was completed on August 29, 2008 near the beginning of the Company’s first fiscal quarter for fiscal 2009. The merger contemplated significant cost reductions from synergies gained by the combination of the two companies. Regarding revenue, the Company sells into the highly cyclical, competitive and volatile semiconductor test equipment industry where sudden and significant fluctuations in customer demand for test equipment are common. There are four major competitors in the System on a Chip “SOC” market for automated semiconductor test equipment: Teradyne, Verigy, Advantest and LTX-Credence.

The Company and its three competitors have seen significant decreases in demand for test equipment from end customers during the first quarter and continuing into our second quarter ended January 31, 2009 resulting in historically low levels of revenue in our first and second quarters. Consequently, as further described below, we further reduced our revenue plan in the second quarter of fiscal 2009 due to new industry and customer information that indicated a further reduction in the revenue forecast was necessary, and implemented further cost reductions. Given the significant reduction in our customer demand, the decline in the Company’s stock price and market capitalization and the overall economic environment, the Company believes impairment indicators, as defined in SFAS 142, paragraph 30, were present as of October 31, 2008 and January 31, 2009. As such, a step 1 impairment review of goodwill was conducted for each period. The Company completed its

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second quarter of fiscal 2009 impairment review using lower assumptions than those used in its step 1 analysis at October 31, 2008. Those assumptions at October 31, 2008 and January 31, 2009, as further described below, represent the Company’s best estimate of the combined revenues of Credence and LTX as of those respective dates. The Company used average projected revenues that are approximately half of the three-year historical average of the combined company revenues. Due to the changing business conditions described above, we are providing to the Staff the following assumptions used in our October 31, 2008 and January 31, 2009 impairment reviews:

•

For all long-range forecasting and planning, due to the cyclicality of the automated test equipment sector of the semiconductor industry, the Company has used a methodology that considers revenues at both high points and low points of the typical industry cycle (Cross-Cycle Revenue). The Company also adjusted its cost levels such that they support the higher and lower revenue levels.

•

The Company identified two reporting units, Credence and LTX, in accordance with paragraph 30 of SFAS 142 for purposes of completing its step 1 goodwill impairment review. For further detail on reporting units, please refer to our response to the Staff’s Question 3.

•

Year 1 revenues projected in the October 31, 2008 review reflected the decreasing demand across the industry and represented an approximately 50% reduction from revenues contemplated at the outset of the merger. That assumption was further lowered by approximately 25% from the October projections for the January 31, 2009 review as a result of new industry and customer information based on expected lower customer tester utilization and lower capacity requirements. We project recovery in Year 2, but not up to the historical levels experienced in the fiscal 2006 to fiscal 2008 time periods.

•	The Company used a nominal growth rate of revenues of 2% once Cross-Cycle Revenue levels are achieved in Year 2.

•

An 18% weighted average cost of capital discount rate, consistent with our August 29, 2008 independent appraisal of the opening balance sheet purchase price allocation, was applied to our most recent cash flow forecasts in the first and second quarters of fiscal 2009 impairment review under SFAS 142. The reason the weighted average cost of capital discount rate did not change was primarily due to a decrease in interest rates, which was offset by the increase in our judgment of the general risk in the automated test equipment sector of the semiconductor industry.

•	Operating expenses:

(i) we started with base cost (i.e. actual operating expenses by reporting unit for the quarter and year to date), less cost reductions implemented but not yet realized, plus a 2% per year inflation factor.

(ii) Cost savings from merger-related synergies of $68 million as measured on an annual basis were factored in the October 31, 2008 plan. Actions related to all of these have been executed but will not take full effect until our quarter ending July 31, 2009. For the January 31, 2009 impairment review, we provided for an additional $10 million per year cost reduction due to industry conditions which was principally headcount related reductions, occurring mid way through forecast year 1, which will be realized through the beginning of forecast year 3. In line with the forecasted revenue growth for years 3 and 4, operating costs have been projected to increase proportionately to support the higher forecasted revenue levels.

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The table below highlights the key information and results for each of the reporting units used in the Company’s SFAS 142 step 1 goodwill impairment review for the periods ended October 31, 2008 and January 31, 2009.

($ Millions)	LTX	LTX	Credence	Credence
	10/31/08	1/31/09	10/31/08	1/31/09
Discount factor	18%	18%	18%	18%
Fair value based on discounted cash flows plus excess cash	$192	$111	$210	$142
Carrying value of reporting unit net assets (Appendix I)	$119	$102	$171	$134
Step 1 test: Pass / (Fail)	Pass	Pass	Pass	Pass

The Company engaged the assistance of a third party appraisal firm for the quarter ended October 31, 2008 in connection with its goodwill impairment review. The Company internally updated this impairment review for the quarter ended January 31, 2009. Based on the results of the analysis highlighted above, the Company concluded that there was no impairment of goodwill for the periods ended October 31, 2008 and January 31, 2009 and, accordingly, the performance of a step 2 goodwill impairment test was not required.

As discussed in our Form 10-Q for the period ended October 31, 2008, the Company provided explanations as to the difference between the Company’s estimated enterprise value based on our discounted cash flow analysis as of October 31, 2008 and its market capitalization. In addition to those explanations, in its assessment, the Company noted that the stock prices within its industry peer group, the automated test equipment sector of the semiconductor industry, also declined by amounts ranging from 30% to 89% from June 2008 to March 2009. The Company’s own stock price and, by extension, the market capitalization of the Company may have been even more negatively impacted than its peer group by the fact that the Company has taken on additional debt with its acquisition of Credence. The Company is also undergoing a considerable merger integration, which is inherently viewed as risky to investors. The Company is the smallest of the four major companies in the automated test equipment sector of the semiconductor industry. The fact that investors typically view smaller companies as riskier investments and more susceptible to long-term liquidity concerns, may have contributed to the Company’s lower market capitalization. Based on these considerations, the Company believes that its market capitalization based on its actual trading price may not accurately reflect the Company’s value given the fact that the Company’s stock trading volume is less than 1% of its outstanding shares over the past six months. This opinion is further supported by “target prices” in reports by two analysts who closely follow the Company and the semiconductor equipment industry, which indicate values using revenue and EBITDA multiples that exceed the Company’s estimated enterprise fair value based on its discounted cash flow analysis as of October 31, 2008 and January 31, 2009. The term “target prices” represents an analyst’s projection of a Company’s stock price in twelve months based upon information available as of the date of the analyst’s report.

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As indicated above, our assumptions included future revenues at higher levels than present, but only at half of the three-year historical average of the combined company revenues, and at cost structures that reflect significant cost reductions. The Company has updated its disclosure on its Form 10-Q for the period ended January 31, 2009 (filed March 12, 2009) as follows:

“The estimates of future operating results and cash flows were principally derived from the Company’s long-term financial forecast. This long-term financial forecast represents the best estimate that the Company has at this time and the Company believes that its underlying assumptions are reasonable based primarily on current product performance. The underlying assumptions contemplate revenue to continue at the current levels in the near term with some improvement in economic conditions that will drive industry growth and increased revenues in subsequent years of the analysis. Cost structures are consistent with the Company’s merger integration plan. However, actual performance in the near-term and longer-term could be materially different from these forecasts, which could impact future estimates of fair value and may result in the impairment of the carrying amount of goodwill. This could be caused by events such as, strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on the Company’s customer base, or a material negative change in its relationships with significant customers.”

Note 4. Segment Reporting, page 16

3.	We note your disclosure that you reassessed your segment reporting following the merger and determined that you continue to operate predominately in one industry segment. Please tell us the primary factors you considered in making this determination in light of the fact that you have “two distinct reporting units” under SFAS 142 for purposes of your goodwill analysis, as well as your recent presentation that you filed as an exhibit to your Form 8-K on October 8, 2008 that discusses your “segment focus” and discusses what appears to be 4 business segments. Please reference the appropriate guidance in SFAS 131 as part of your response.

Response:

In response to the Staff’s comments, the Company will first describe the use of two distinct reporting units used in the SFAS 142 impairment analysis. Second, we will provide a response to our “segment focus” language in our Form 8-K filed October 8, 2008 in which the Company will discuss the criteria used to determine that it operates as one reporting segment referring to the guidance in SFAS 131.

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1) Regarding the use of two reporting units, the Company has added the following disclosure in its January 31, 2009 Form 10-Q regarding the use of two reporting units in the SFAS 142 impairment review as follows:

“Of the $45.1 million of total goodwill, $14.4 million at January 31, 2009 and July 31, 2008, represents the excess of acquisition costs over the estimated fair value of the net assets acquired by LTX from StepTech, Inc. (“StepTech”) on June 10, 2003. In connection with the acquisition of Credence, the Company has recorded approximately $30.7 million of goodwill in its consolidated balance sheet at January 31, 2009. This amount represents the excess purchase price over the fair value of the net tangible and intangible assets acquired at August 29, 2008, as adjusted for changes in estimates made as of January 31, 2009. The Company has concluded it has two distinct reporting units under SFAS No. 142, Credence and LTX. The determination of the number of reporting units, (two) was based on the following:

•	The merger with Credence Corporation was completed on August 29, 2008. Two separate accounting books and records were maintained for the quarters ended October 31, 2008 and January 31. 2009.

•	The Company was able to calculate and determine two separate cash flows for each entity.

•

While the Company and its chief operating decision maker had access to two separate accounting books and records during the quarters ended October 31, 2008 and January 31. 2009, strategic and operational decisions about allocation of resources are made based on financial information of the combined company. Accordingly, as discussed in footnote 4, the Company operates as one reporting segment. “

Although the chief operating decision maker is committed to evaluating and managing these businesses on a combined basis, since discrete financial information for these two businesses was used by the Company, management concluded that as of January 31, 2009, the criteria for separate reporting units were met.

The Company continues to integrate all operational and financial reporting functions and systems of both companies. During the quarter ending April 30, 2009, the Company expects that financial accounting systems and organizational structure will be fully integrated and discrete financial information and cash flows for Credence and LTX will no longer be available. As such, future impairment reviews will likely be performed on a single reporting unit basis.

2) Regarding the “segment focus” comment on the October 8, 2008 Form 8-K filing:

The presentation materials included in the Company’s Form 8-K filing discussed four major end markets we refer to as “segments”, those being: Computing, Entertainment, Wireless and Automotive. This is the Company’s high level view of the end markets that an investor will recognize. The purpose of this portion of the presentation was to highlight which end markets the Company’s “Core Technologies” address in order to give investors insight as to which end products have the most impact on the success of

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LTX-Credence. Additionally, the information presented in the Form 8-K informed investors of the newly merged Company’s product offering and product road map. The Company does not manage its business or have the ability to track the ultimate end markets in which our testers are used. Most of our customers are diversified semiconductor device manufacturers and use our testers on an allocated basis for testing in several different markets. The customer trend is to buy single platform test equipment solutions that can be leveraged across several markets. Further, the Company’s research and development is not organized by market segment, but rather is responsible for developing test solutions that apply to a broad range of end markets in the semiconductor industry. Also, the Company’s sales and marketing departments sell and market the products of both of our two operating segments through a worldwide direct sales organization and through distributors. Therefore, the Company does not consider these four major end markets to be operating segments as defined by SFAS 131 or reporting units under SFAS 142.

Further, as discussed in 1) above, in connection with the Credence merger, the Company reassessed its segment reporting based on the operating and reporting structure of the combined Company, in accordance with the provisions SFAS 131. The Company determined that it continues to operate as one reporting segment, that is, the design, manufacture and marketing of automated test equipment for the semiconductor industry that is used to test system-on-a-chip, digital, analog and mixed signal integrated circuits (i.e., all non-memory semiconductor devices). The Company, as of the end of the second quarter of fiscal 2009, as described above, has two reporting units under SFAS 142 which also constitute two operating segments, those being LTX and Credence, based on the following criteria of SFAS 131, paragraph 10:

•	LTX and Credence engage in business activities from which they will earn revenues and incur expenses;

•	LTX and Credence’s results are available to the Company’s chief operating decision maker; and

•	Discrete financial information, as indicated above, is currently available for both LTX and Credence.

While the Company and its chief operating decision maker have access to discrete financial information for two operating segments, LTX and Credence, the Company has determined it has one reporting segment based on the fact that the separate operating segments have similar economic characteristics as prescribed by SFAS 131, paragraph 17 and can be aggregated. The separate operating segments have similar economic characteristics based on their similar long-term average gross margins. The long-term average gross margins of the Company’s X-Series, ASL, and Diamond products are within 8% of each other. In addition, the Company met each of the following aggregation criteria from SFAS 131, paragraph 17:

•

Similar products and services; one of the objectives of the merger of the two operating segments, that is, LTX and Credence, was to bring together a comprehensive portfolio of proven automated test equipment technologies for system-on-a-chip. Each operating segment contains similar product offerings which provide focused, cost-effective solutions for our customers today, and a strong framework for future product development and innovation.

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•

Similar production processes; We outsource our final assembly, system integration, and testing operations of the products (i.e. X-Series, Sapphire, ASL and Diamond products) for both of our operating segments, to the same two entities. We outsource certain components and subassemblies to other contract manufacturers as well. We use standard components and prefabricated parts manufactured to our specifications. These components and subassemblies are used to produce testers in configurations specified by our customers. Some of the components for our products are available from a number of different suppliers; however, many components are purchased from a single supplier or a limited group of suppliers.

•

Similar class of customer for products and services; The merger of our two operating segments brings together the strong customer bases of the two former companies, immediately broadening the customer base and reducing customer concentration. Specifically, both LTX and Credence sell test equipment to fabricators and their subcontractors within the automated test equipment sector of the semiconductor industry. This combined customer base also allows us the ability to provide more comprehensive solutions to our established customers through our expanded product offerings.

•

Similar methods to distribute the products and services; We sell the products of both of our two operating segments through a worldwide direct sales organization and through distributors. Our direct sales organization is structured around key accounts. We also use distributors to sell all of our products in certain markets in Taiwan/China, Southeast Asia, Japan, and Korea.

As mentioned previously in this response, during the quarter ending April 30, 2009, the Company expects the accounting systems and organizational structure to be fully integrated and discrete financial information and cash flows for Credence and LTX will no longer be available. As such, under SFAS 131 the Company will have only one operating segment.

4.	SFAS 131 requires disclosure of long-lived assets by geographic areas. This disclosure should present tangible assets only and should not include intangibles or investments. See question 22 in the FASB Staff Implementation Guide to Statement 131. Revise future filings as appropriate.

Response: In response to the Staff’s comment we revised our presentation of long-lived assets by geographic area per the above guidance in the footnote of Form 10-Q for the period ended January 31, 2009 filed with the SEC on March 12, 2009. We will continue this presentation in all future filings.

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Note 7. Accrued Expenses, page 17

5.	We note the significant increase in accrued expenses from July 31, 2008 to October 31, 2008. Please discuss the nature of “accrued vendor liability” and any material items included in “other accrued expenses.” Revise future filings to clarify.

Response: The increase in accrued expenses from July 31, 2008 to October 31, 2008 was primarily related to certain liabilities assumed by the Company in connection with the acquisition of Credence Systems Corporation on August 29, 2008. In particular, the Company’s accrued compensation balance increased during this period by approximately $9.2 million and the Company assumed a balance of $10.2 million for an accrued vendor liability.

The increased accrued compensation is related to additional accrued salaries and wages, accrued vacation, accrued commissions, as well as related accrued payroll taxes associated with the additional employees from the acquired company.

Accrued vendor liability represents a liability to the Company’s outsourced suppliers for excess and obsolete inventory located at the Company’s outsourced suppliers. The Company is obligated to purchase, but does not have title to this excess and obsolete inventory. In response to the Staff’s comment we revised our presentation of accrued expenses to discuss the nature of the accrued vendor liability in the footnote of Form 10-Q interim consolidated financial statements for the period ended January 31, 2009 filed with the SEC on March 12, 2009. We will continue this presentation in all future filings.

With respect to the composition of “other accrued expenses”, the Company believes, in accordance with Regulation S-X, there are no individual captions that are 10% or more of total assets or that have changed by more than 25% since July 31, 2008, that need to be shown separately for these reporting periods. However, the Company will continue to consider the requirement of Regulation S-X in its future filings.

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The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the Form 10-K for the Year Ended July 31, 2008 and the Form 10-Q for the Period Ended October 31, 2008;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the commission from taking any action with respect to the Form 10-K for the Year Ended July 31, 2008 and the Form 10-Q for the Quarterly Period Ended October 31, 2008; and

•	The Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

If you have any questions concerning these responses, need further supplementary information or if you would like to discuss any of the matters covered in this letter, please contact me at (781) 467-5417. Thank you.

/s/ Mark J. Gallenberger
Mark J. Gallenberger
Vice President and Chief Financial Officer
(Principal Financial Officer)

April 3, 2009

cc:	Martin James, Senior Assistant Chief Accountant

Julie Sherman, SEC Staff Accountant

APPENDIX I

Carrying Value of Reporting Unit Net Assets (In Millions)

	October 31, 2008			January 31, 2009
	LTX	Credence	Total	LTX	Credence	Total
Total Assets	$143.5	$252.6	$396.1	$126.5	$209.4	$328.9
Less—Current Liabilities	(30.9)	(82.9)	(113.8)	(31.7)	(76.9)	(101.6)
Plus—Short-term Debt	6.6	1.2	7.8	7.4	1.2	8.6

Carrying Value of Net Assets	$119.2	$170.9	$290.1	$102.2	$133.7	$235.9